Exhibit 99.1

CannTrust Provides Default Status Report and Other Updates

VAUGHAN, ON, December 5, 2019 /CNW/ – CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST, NYSE: CTST) today is providing a status update in accordance with its obligations under the alternative information guidelines set out in National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”), which require the Company to provide biweekly updates until such time as the Company is current with its filing obligations under Canadian securities laws. As previously announced, the Company is subject to a management cease trade order (“MCTO”) issued by the Ontario Securities Commission. The MCTO prohibits the directors and executive officers of the Company from trading in or acquiring securities of the Company until two full business days after the Company files an interim financial report for the three and six month periods ended June 30, 2019, an interim management’s discussion and analysis for the corresponding period and certifications of interim filings. The MCTO does not affect the ability of investors who are not insiders to trade in the Company’s securities.

Timing of Financial Results and TSX Listing Update

CannTrust continues to make progress in working with its independent auditor to complete its restated audited financial statements for the year ended December 31, 2018, its restated interim financial statements for the first quarter of 2019, and its interim financial statements for the second and third quarters of 2019, together with the related management’s discussion and analysis for the corresponding periods. As disclosed in the Company’s November 21, 2019 news release, these financial statements are unlikely to be completed and filed before the end of the calendar year.

On November 26, 2019, CannTrust announced that, as a result of the delay in filing the aforementioned financial disclosures, the Toronto Stock Exchange (the “TSX”) intended to review the Company’s eligibility to continue listing its common shares. The TSX advised that if the Company is unable to satisfy its disclosure requirements by March 25, 2020, the Company’s securities will be delisted 30 days following this date. The Company fully anticipates filing the associated disclosures and meeting the TSX’s requirements prior to March 25, 2020.

As at November 30, 2019, CannTrust had approximately $185 million CAD of cash liquidity. The Company has no borrowings.

Update on Remediation Efforts

CannTrust continues to make progress on its remediation efforts and anticipates completing all of the activities described within its remediation plan by the end of the first quarter of 2020, although completion will be subject to Health Canada’s input and approval. To that end, the Company and Health Canada have already engaged on various aspects of the remediation plan.

Litigation Update

CannTrust was either served or became aware of putative class action lawsuits in Canada and the United States against the Company and certain of its current and former Directors, officers, and employees relating to the drop in its share price after July 8, 2019. The Company expects the number of putative class actions against it to be consolidated in the coming months. Recently, the Company became aware of a lawsuit by Zola Finance Holdings Ltd. and Igor Gimelshtein that also relates to the drop in its share price after July 8, 2019. The total amounts claimed in the lawsuits overlap, and have not been quantified at the present time. The Company has not currently recorded any uninsured amount related to this contingency.

CannTrust further advises that:

(i)	Other than as disclosed above, there have been no material changes to the information contained in the Company’s August 16, 2019 news release, August 29, 2019 news release, September 12, 2019 news release, September 26, 2019 news release, October 10, 2019 news release, October 24, 2019 news release, November 7, 2019 news release, and November 21, 2019 news release;

(ii)	The Company intends to continue to comply with the alternative information guidelines of NP 12-203; and,

(iii)	Except as previously disclosed, there are no subsequent specified defaults (actual or anticipated) within the meaning of NP 12-203.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the corrective actions being taken by the Company, and Health Canada’s pending determinations. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: actions taken in respect of the Company’s products by its customers and regulators; results of Health Canada’s investigation, including orders and compliance measures required by Health Canada and their impact on the operations, inventory, assets and financial condition of the Company; the Company’s implementation of remediation plans and related actions; regulatory approval; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forwardlooking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:

Media Relations: media@canntrust.ca

Investor Relations:investor@canntrust.ca